U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   HALE, ROBERT W.
   HARNISCHFEGER INDUSTRIES, INC.
   3600 SOUTH LAKE DRIVE
   ST. FRANCIS, WI  53235
   MILWAUKEE
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   4/7/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   SENIOR VICE PRESIDENT

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
COMMON STOCK               |--    |--  |-|--                |-- |--         |784                |I     |(1)                        |
                           |      |    |-|                  |   |           |                   |      |                           |
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COMMON STOCK               |12/26/|A   |V|4,108             |A  |$31.336    |                   |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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COMMON STOCK               |1/6/98|A   |V|69                |A  |28.172     |                   |      |                           |
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COMMON STOCK               |4/7/98|A   |V|82                |A  |24.047     |19,714             |I     |(2)                        |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Options|$17.25  |10/5/|--  |-|-- --      |A,D|4/5/9|10/5/|Common Stock|1,000  |$17.25 |1,000       |D  |--          |
 (Rights to Buy)(3)   |        |92   |    |-|           |   |3-96 |02   |            |       |       |            |   |            |
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Employee Stock Options|$19.63  |10/4/|--  |-|-- --      |A,D|4/4/9|10/4/|Common Stock|3,000  |$19.63 |3,000       |D  |--          |
 (Rights to Buy)(3)   |        |93   |    |-|           |   |4-97 |03   |            |       |       |            |   |            |
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Employee Stock Options|$25.00  |11/17|--  |-|-- --      |A,D|5/17/|11/17|Common Stock|5,000  |$25.00 |5,000       |D  |--          |
 (Rights to Buy)(3)   |        |/94  |    |-|           |   |95-98|/04  |            |       |       |            |   |            |
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Employee Stock Options|$31.25  |10/9/|--  |-|-- --      |A,D|4/9/9|10/09|Common Stock|5,000  |$31.25 |5,000       |D  |--          |
 (Rights to Buy)(3)   |        |95   |    |-|           |   |6-99 |/05  |            |       |       |            |   |            |
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Employee Stock Options|$37.88  |10/13|--  |-|-- --      |A,D|4/13/|10/13|Common Stock|7,000  |$37.88 |7,000       |D  |--          |
 (Rights to Buy)(3)   |        |/96  |    |-|           |   |97-00|/06  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Held in trust pursuant to the Harnischfeger Industries, Inc. ("HII") Employees Savings Plan. (2) Held in "rabbi" trust pursuant to the HII Executive
Incentive Plan. Allocation of shares under the plan's annual allocation and automatic dividend reinvestment features. (3) Options granted under the
HII 1988 Incentive Stock Plan or the HII 1996 Stock Incentive Plan. Options granted under the plans become exercisable in 25% increments at four 12 month intervals commencing 6 months from the date of grant and expire 10 years after the date of grant.
SIGNATURE OF REPORTING PERSON
                     /s/   Robert W. Hale
DATE
5/15/98